Exhibit 2.1

DESCRIPTION OF SECURITIES REGISTERED UNDER SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

As of June 30, 2026, Braiin Limited (the “Company”) had one class of securities registered under Section 12(b) of the Securities Exchange Act of 1934, as amended: its ordinary shares, which are listed on The Nasdaq Global Market under the symbol “BRAI”.

The following is a summary of the material terms of the ordinary shares, of the Company’s constitution and of the Corporations Act 2001 (Cth) (the “Corporations Act”) as they relate to the ordinary shares. It does not purport to be complete and is qualified in its entirety by reference to the constitution, which is filed as Exhibit 1.1 to the annual report on Form 20-F to which this description is an exhibit, and to the Corporations Act and other applicable Australian law.

Type and class of securities

The Company is a public company limited by shares, registered in Western Australia under the Corporations Act with Australian Company Number 660 713 093. Its constitution does not limit its objects or purposes. Australian law does not provide for authorized share capital or par value, and the Company’s ordinary shares have no par value. As of June 30, 2026, 206,088,228 ordinary shares were issued and outstanding, all of which were fully paid. On November 10, 2025 the Company effected a 4:1 subdivision of its ordinary shares, and on April 28, 2026 a further 3:1 subdivision.

Issue of shares

Subject to the Corporations Act and the constitution, and to any special rights attaching to existing shares, unissued shares are under the control of the directors, who may issue ordinary shares or shares of any other class, at the issue price and with the preferred, deferred or other special rights or restrictions as to dividends, voting, return of capital or otherwise that the directors determine. The directors may also issue options over shares. The constitution permits the Company to issue preference shares, including redeemable preference shares, on the terms set out in Schedule 1 to the constitution. As of June 30, 2026, no preference shares were on issue.

Rights attaching to ordinary shares

Voting rights. Each ordinary share carries the right to receive notice of, attend and vote at general meetings. On a show of hands, each shareholder present in person or by proxy, attorney or corporate representative has one vote. On a poll, each shareholder has one vote for each fully paid ordinary share held. A poll may be demanded by the chairman, by at least five shareholders entitled to vote on the resolution, or by shareholders holding at least 5 percent of the votes that may be cast on the resolution, and the chairman must demand a poll where the votes cast by proxy and direct vote may produce a different outcome from a show of hands. The chairman has a casting vote in the case of an equality of votes. The Board may permit shareholders to vote by direct vote, without attending the meeting. There is no cumulative voting.

Dividends. Subject to the Corporations Act and the rights of holders of any shares with special dividend rights, the directors may determine that a dividend, including an interim dividend, is payable and fix the amount, the time for determining entitlements and the time and method of payment. Under section 254T of the Corporations Act, a dividend may be paid only if the Company’s assets exceed its liabilities immediately before the dividend is declared and the excess is sufficient for payment of the dividend, the payment is fair and reasonable to shareholders as a whole, and the payment does not materially prejudice the Company’s ability to pay its creditors. A dividend is payable to the registered holder at the time fixed by the directors for determining entitlements. Dividends do not carry interest against the Company. The directors may pay a dividend wholly or partly by the distribution of specific assets, including shares or other securities. Dividends unclaimed for one year after being declared may be invested or otherwise used by the directors for the Company’s benefit until claimed.

Winding up. If the Company is wound up, subject to the rights of holders of any shares with special rights in a winding up and to the Corporations Act, the money and property to be distributed among shareholders are distributed in proportion to the number of shares held by them, irrespective of the amount paid up or credited as paid up on the shares. With the authority of a special resolution, the liquidator may divide all or part of the Company’s property among shareholders in kind, or vest it in trustees for their benefit.

Redemption, conversion and pre-emptive rights. The ordinary shares carry no redemption, conversion or sinking fund rights and no pre-emptive rights.

Calls, lien and forfeiture. The ordinary shares on issue are fully paid and are not subject to further calls by the Company. The constitution permits the directors to make calls on the amounts unpaid on any partly paid shares, and shares on which a call remains unpaid may be forfeited. The Company has a lien on shares for amounts owed to the Company in respect of them, and is entitled to be indemnified by a shareholder for any amount it is required by law to pay in respect of that shareholder’s shares, including taxes and duties, with a lien over dividends and other amounts payable on those shares.

Variation of class rights

Rights attaching to a class of shares may be varied or cancelled only by special resolution of the Company and either a special resolution passed at a meeting of the holders of that class or the written consent of holders of at least 75 percent of the issued shares of that class, in accordance with section 246B of the Corporations Act. The rights attaching to a class of shares are not taken to be varied by the issue of further shares ranking equally with them, unless the terms of issue of that class provide otherwise.

General meetings

The Company must hold an annual general meeting within five months after the end of each financial year. At least 28 days’ notice of a general meeting must be given to shareholders. A quorum is shareholders present in person, by proxy, attorney or representative holding in aggregate at least 33⅓ percent of the ordinary shares on issue. An ordinary resolution requires a simple majority of the votes cast and a special resolution requires at least 75 percent of the votes cast by shareholders entitled to vote on the resolution. Any director may convene a general meeting, and shareholders holding at least 5 percent of the votes that may be cast at a general meeting may requisition a meeting under the Corporations Act.

Directors

The constitution provides for a minimum of three and a maximum of nine directors. Directors are elected by shareholders in general meeting and may be removed by resolution of shareholders. The Board may appoint a director to fill a casual vacancy or as an addition to the Board, and that director holds office until the next annual general meeting. At each annual general meeting one-third of the directors, other than a managing director and any director appointed by the Board since the last annual general meeting, retire by rotation and are eligible for re-election, and no director other than a managing director may hold office for more than three years without re-election. Directors are not required to hold shares. A director who has a material personal interest in a matter must give notice of that interest under section 191 of the Corporations Act and, unless the Corporations Act or the constitution permits otherwise, must not be present while the matter is considered or vote on it.

Changes in capital

Subject to the Corporations Act, the Company may by ordinary resolution consolidate or subdivide its shares, issue shares and cancel shares that have not been taken or agreed to be taken or that have been forfeited. The Company may reduce its share capital, and may buy back its own shares, in accordance with the Corporations Act, which requires shareholder approval for certain capital reductions and buy-backs.

Transfer of shares

Ordinary shares may be transferred in any manner permitted by the Corporations Act and the constitution, including by an instrument in writing in any usual form or any other form approved by the directors. The constitution was originally prepared in a form used by companies listed on the Australian Securities Exchange (“ASX”). The Company is not admitted to the official list of ASX and, under the transitional provisions of the constitution, its provisions relating to quotation on ASX, including those referring to the ASX Listing Rules, the ASX settlement rules, restricted securities and the sale of holdings of less than a marketable parcel, do not have effect. Ordinary shares held by certain shareholders are subject to contractual lock-up or escrow arrangements, which restrict their transfer for periods ending up to twenty-four months from February 12, 2026.

Limitations on ownership

Neither the constitution nor Australian law restricts the ownership of ordinary shares by non-residents of Australia, or their right to hold or vote those shares, other than as described below. The Foreign Acquisitions and Takeovers Act 1975 (Cth) may require a foreign person to obtain prior approval before acquiring a substantial interest in the Company. Australia does not currently impose general exchange controls on the payment of dividends or the remittance of capital to non-residents, although payments to certain countries, entities and persons are restricted under Australian sanctions laws.

Takeovers, change of control and disclosure of shareholdings

Chapter 6 of the Corporations Act prohibits a person from acquiring a relevant interest in issued voting shares of the Company if, as a result, that person’s or another person’s voting power increases from 20 percent or below to more than 20 percent, or from a starting point above 20 percent and below 90 percent, unless an exception applies. The principal exceptions are acquisitions under a takeover bid, under a court-approved scheme of arrangement, with the approval of shareholders in general meeting, and acquisitions of not more than 3 percent in any six-month period. A bidder who acquires at least 90 percent may compulsorily acquire the remaining shares under Chapter 6A.

The constitution provides that, if a proportional takeover bid is made for the Company’s shares, the registration of transfers resulting from the bid is prohibited unless a resolution approving the bid is passed by the holders of the shares in the bid class, other than the bidder and its associates, before the fourteenth day before the end of the bid period. If no resolution is voted on by that deadline, the bid is taken to have been approved. Under the Corporations Act, this provision ceases to have effect three years after its adoption or last renewal unless renewed by special resolution.

A person who begins to have, or ceases to have, a substantial holding of 5 percent or more of the voting shares of the Company, or whose substantial holding changes by 1 percent or more, must give notice to the Company under section 671B of the Corporations Act. The constitution contains no other provision that would have the effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring, and no provision that discriminates against any existing or prospective holder of ordinary shares as a result of that holder owning a substantial number of shares.

Transfer agent and registrar

The Company’s share register is maintained by VStock Transfer, LLC, 18 Lafayette Place, Woodmere, New York 11598, United States.

Listing

The ordinary shares are listed on The Nasdaq Global Market under the symbol “BRAI”.

Material differences from United States law

Material differences between the rights of holders of ordinary shares under Australian law and the rights that would apply under the law of a United States state include the following:

●	Shareholders may bring a derivative action on behalf of the Company only with the leave of the court under Part 2F.1A of the Corporations Act.

●	Because the Company has more than 50 members, the takeover provisions of Chapter 6 of the Corporations Act apply. They generally prohibit a person from acquiring a relevant interest in more than 20 percent of the voting shares other than through a permitted method, such as a takeover bid or with shareholder approval.

●	Directors are elected and removed by ordinary resolution of shareholders, and one-third of the directors retire by rotation at each annual general meeting.